UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41663

Chanson International Holding

B9 Xinjiang Chuangbo Zhigu Industrial Park

No. 100 Guangyuan Road, Shuimogou District

Urumqi, Xinjiang, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

On November 5, 2025, Chanson International Holding (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain investors (the “Investors”) for a private placement offering (the “Private Placement”) of 37,500,000 Class A Ordinary Shares (the “Class A Ordinary Shares”) at the subscription price of US$0.80 per Class A Ordinary Share. The investors have agreed to a one-year lock-up restrictions with the Company.

The Private Placement is expected to close in November 2025, subject to satisfaction or waiver of the conditions precedent set forth in the Securities Purchase Agreement. The Company intends to use the proceeds from the Private Placement for expanding manufacturing capacities, opening new stores and other general corporate purposes.

The foregoing description of the Securities Purchase Agreement does not purport to describe all terms and conditions thereof and is qualified in its entirety by reference to the form of a Securities Purchase Agreement which is filed as Exhibit 10.1 hereto, respectively, and is incorporated herein by reference.

Exhibit No.	Description
10.1	Form of Share Purchase Agreement dated November 5, 2025 between Chanson International Holding and Purchasers

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chanson International Holding

Date: November 7, 2025	By:	/s/ Gang Li
	Name:	Gang Li
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

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